SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 January, 2009

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 16 January, 2009 re: Court confirmation preference reduction of capital

13 /09

16 January 2009

Court confirmation of Preference Reduction of Capital and Preference Scheme becoming Effective

Unless otherwise defined in this announcement , capitalised terms shall have the same meaning as in the prospectus published by Lloyds TSB Group plc (“Lloyds TSB”) on 20 November 2008, as supplemented (together, the “Prospectus ”) .

Further to the announcement dated 12 January 2009, Lloyds TSB is pleased to announce that the Court of Session in Edinburgh, Scotland has today made an order confirming the reductions of the preference share capital of HBOS in connection with the Preference Scheme. This follows the Court’s sanction of the Preference Scheme at a hearing held on 12 January 2009. The Preference Reduction Court Order has now been delivered to the Registrar of Companies in Scotland and registered by the Registrar.

Accordingly, the Preference Scheme has now become effective in accordance with its terms.

The New Lloyds TSB Preference Shares are expected to be issued at or after 5.00 p.m. today. Admission and commencement in dealings of New Lloyds TSB Preference Shares and ADRs evidencing New Lloyds TSB Preference ADSs are expected to occur at 8.00 a.m. on 19 January 2009. The despatch of share certificates in respect of New Lloyds TSB Preference Shares to certificated holders is expected to occur by 30 January 2009. An expected timetable of principal events is set out in the Appendix to this announcement.

For further information:-

Investor Relations
Michael Oliver     +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe     +44 (0) 20 7356 1571
Senior Manager, Investor Relations
E-mail: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Leigh Calder     +44 (0) 20 7356 1347
Senior Manager, Media Relations
E-mail: leigh.calder@lloydstsb.co.uk

Appendix I - Expected Timetable of Principal Events

Cancellation of listing of HBOS Preference Shares and ADRs evidencing HBOS Preference ADSs	8.00 a.m. on 19 January 2009

Preference Shares in uncertificated form expected to be credited to accounts in CREST, Euroclear and Clearstream, Luxembourg	8.00 a.m. on 19 January 2009

Expected time and date of admission and c ommencement of dealings in New Lloyds TSB Preference Shares and ADRs evidencing New Lloyds TSB Preference ADSs on the London Stock Exchange	8 .00 a.m. on 19 January 2009

Despatch of share certificates in respect of Preference Shares to certificated holders	By 30 January 2009

The Prospectus and the supplementary prospectus published by Lloyds TSB on 17 December 2008 (the “Supplementary Prospectus”) , which contain prescribed information relating to, amongst other things, Lloyds TSB, are available on request up until Admission of the New Lloyds TSB Preference Shares and ADRs representing New Lloyds TSB Preference ADSs free of charge by writing to the head office of Lloyds TSB (25 Gresham Street, London EC2V 7HN (Attention: Investor Relations)) or by calling Equiniti Limited (0845 600 3579). A copy of the Prospectus and the Supplementary Prospectus are also available via Lloyds TSB’s website ().

Copies of the Prospectus and the Supplementary Prospectus are also available for viewing at the Document Viewing Facility of the FSA (25 North Colonnade, London E14 5HS) and is available for inspection at Lloyds TSB’s registered office (Henry Duncan House, 120 George Street, Edinburgh EH2 4LH) as well as at the offices of Linklaters LLP (One Silk Street, London EC2Y 8HQ) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Admission of the New Lloyds TSB Preference Shares and ADRs representing New Lloyds TSB Preference ADSs.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

The New Lloyds TSB Preference Shares and ADRs representing New Lloyds TSB Preference ADSs will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof.

Neither the content of Lloyds TSB’s website (or any other website) nor the content of any website accessible from hyperlinks on Lloyds TSB’s website (or any other website) is incorporated in, or forms part of, this announcement.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date: 16 January, 2009